UNITED STAES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  June 2003

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Translation of registrant’s name into English)

1053 Derwent Way, Delta, BC V3M 5R4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F …X… Form 40-F …….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……. No …X…

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________

News Release

Cryopak Announces Senior Management Changes and Negotiations Concerning Convertible Loan

VANCOUVER, B.C. – June 9, 2003 – Cryopak Industries Inc. (TSX-V: CII; OTCBB: CYPKF) announces the resignation of Mr. Douglas R. Reid as Chief Financial Officer and the appointment of Mr. Martin Carsky as the Company’s new Chief Financial Officer.

Mr. Carsky has worked as C.F.O. or interim C.F.O. for a number of Vancouver-based publicly traded companies, and brings extensive capital markets, acquisition and restructuring experience to Cryopak.  Most recently, he has held the position of Vice-President of Finance and Secretary of Anthem Properties, a TSX listed property development company.

Cryopak also announces that it is in the process of negotiating an extension of and amendments to its outstanding C$3.6 million Convertible Loan Agreement which came due on June 7, 2003.  The Company has not paid the principal or accrued interest owing on maturity. Parties that have an interest in the Convertible Loan have agreed to an interim extension to June 21, 2003 to allow time for the presentation of the Company’s suggested amendments.

About Cryopak:

Cryopak Industries Inc. (TSX-V: CII; OTCBB: CYPKF) develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, flexible hot and cold compresses, gel packs, and instant hot and cold packs.  The products are used during transport to ensure critical temperature maintenance for pharmaceuticals, blood, airline food and beverages, seafood and all other perishable items.  Cryopak's products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications.

With more than 10 years’ experience in research and development, Cryopak also offers expert testing and consulting services to help companies optimize their cold-chain management programs.  For more information about Cryopak Industries Inc. or its products, visit: www.cryopak.com.

ON BEHALF OF THE BOARD OF DIRECTORS

John Morgan, President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This is the form of material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

CRYOPAK INDUSTRIES INC.

1053 Derwent Way

Delta, BC  V3M 5R4

Item 2.

Date of Material Change

June 9, 2003

Item 3.

Press Release

June 9, 2003

Item 4.

Summary of Material Change

June 9, 2003 – Cryopak announces senior management changes and negotiations concerning Convertible Loan.

Item 5.

Full Description of Material Change

Cryopak announces the resignation of Mr. Douglas R. Reid as Chief Financial Officer and the appointment of Mr. Martin Carsky as the Company’s new Chief Financial Officer.

Mr. Carsky has worked as C.F.O. or interim C.F.O. for a number of Vancouver-based publicly traded companies, and brings extensive capital markets, acquisition and restructuring experience to Cryopak.  Most recently, he has held the position of Vice-President of Finance and Secretary of Anthem Properties, a TSX listed property development company.

Cryopak also announces that it is in the process of negotiating an extension of and amendments to its outstanding C$3.6 million Convertible Loan Agreement which came due on June 7, 2003.  The Company has not paid the principal or accrued interest owing on maturity. Parties that have an interest in the Convertible Loan have agreed to an interim extension to June 21, 2003 to allow time for the presentation of the Company’s suggested amendments.

Item 6.

Reliance on section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

John F. Morgan, President

Tel: 604-515-7977

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 9th day of June, 2003.

“John Morgan”

(signature)

John Morgan

Name

President

Position

Vancouver, B.C.

Place of Declaration

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.

Registrant

July 2, 2003

“Martin Carsky”

Date

Signature

Martin Carsky

Name

Chief Financial Officer

Position